Exhibit 99.1

Genius Group to Hold Annual General Meeting

During the First Half of July 2023

SINGAPORE, June 8, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, will hold an annual general meeting of shareholders (the “AGM”) during the first half of July 2023.

The record date for the AGM is June 9, 2023 and the specific date and time of the AGM will be released in the coming weeks and will be made available on our Investor Relations website.

The proposals to be submitted for shareholders’ approval at the AGM are to consider and vote on the following resolutions:

●	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2021, together with the Auditor’s Report
●	To approve the payment of directors’ fees and remuneration of directors for the financial year ended 31 December 2022
●	To re-elect directors, in view of Article 68(2) of the Company’s Constitution and in accordance with Article 71 of the Company’s Constitution
●	To provide the Directors of the Company the authority to issue shares
●	To transact any other business which may properly be transacted at an Annual General Meeting

Details related to each of the resolutions will be made available on a Form 6-K at the same time as the time and date of the AGM will be confirmed.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.5 million users in 200 countries, ranging from early age to 100.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contact:

Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com